November 3, 2017	Frank Lopez Partner d 212.969.3492 f 212.969.2900 flopez@proskauer.com www.proskauer.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Larry Spirgel

Re:	Leisure Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted October 3, 2017

CIK No. 0001716947

Dear Mr. Spirgel:

On behalf of Leisure Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 27, 2017 relating to the above-referenced draft registration statement of the Company confidentially submitted to the Commission on Form S-1 on October 2, 2017 (the “Draft Registration Statement”).

The Company is concurrently filing via EDGAR the Registration Statement (the “Registration Statement”). For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of the Registration Statement, marked to show changes from the Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that it will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company further advises the Staff that investors will not retain copies of such materials.

2.	Please submit all exhibits as soon as possible, particularly the form of amended and restated certificate of incorporation.

Response: The Company has included substantially all of the exhibits with the Registration Statement, including the form of amended and restated certificate of incorporation, and will file any remaining exhibits with subsequent public filings. The Company acknowledges that the Staff will need adequate time to review these documents before effectiveness.

Summary

Our Company, page 2

3.	Consider including an explanation of how the Company defines leisure-related businesses and/or examples of the types of companies that management views as operating under the umbrella of the “leisure-related” sector.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on pages 2 and 76 of the Registration Statement.

4.	Please revise to include more prominent disclosure cautioning potential investors against relying on assertions about Mr. Weil’s and Mr. Silvers’ past performance, particularly with respect to Mr. Weil’s involvement with two successor entities of blank check companies, as indicative of future performance of Leisure Acquisition Corp.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on pages 5, 46 and 79 of the Registration Statement.

Our Sponsorship, page 5

5.	We note your statement that your management team has “significant experience in identifying businesses with opportunities to accelerate organic growth and/or add on attractive acquisition targets.” Please briefly describe in more detail the background for this statement, including management’s prior and/or current roles at Scientific Games, Inspired Entertainment, and the various investment banking, management consulting, and board service roles that you refer to.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on pages 2 and 76 of the Registration Statement.

6.	It appears certain of your directors, officers, and sponsors have been involved with other special purpose acquisition companies (SPACs). Disclose here and on page 79 the names of all such SPACs and discuss briefly any acquisitions made by those SPACs, the current trading markets of the applicable post-business combination entities, and the benefits received by the control persons from their respective association with those entities.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on pages 6 and 80 of the Registration Statement.

7.	We note your disclosure that Hydra Management and Matthews Lane Capital Partners have partnered together on “numerous efforts.” Please describe in greater detail the history of that relationship and provide substantive examples of the prior ventures.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on pages 5, 6, 79 and 80 of the Registration Statement.

The Offering, page 10

8.	We note the redemption feature of the public warrants whereby the company may redeem the public warrants for common stock based upon the “fair market value” of the common stock. Please disclose here and in the description of the public warrants on page 117 the purpose and effect of this redemption feature and that this redemption feature differs from warrant redemption features used in other blank check offerings. Disclose when and why the company would redeem the public warrants in this manner. Explain how the “redemption price” will be determined. Provide an example to illustrate the operation of the redemption feature.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on pages 13, 14, 122 and 123 of the Registration Statement to provide additional detail relating to the “cashless” redemption feature of the public warrants, including disclosure that this redemption feature may differ from the warrant redemption feature used by other blank check companies. The Company has also clarified that if a holder does not elect to exercise his or her warrants during the redemption period, he or she will be forced to accept the nominal redemption price of $0.01 per warrant. Additionally, the Company has provided an example illustrating the operation of the “cashless” redemption feature of the public warrants.

9.	We note that you have 27 months, including the three month extension period, within which to complete the initial business combination and that the extension period is applicable only if the Company has executed a letter of intent for a business combination within 24 months from the closing of this offering. Please disclose whether the Company may seek to amend its amended and restated certificate of incorporation to extend the date by which it must consummate a business combination should the Company require time beyond the 27 months.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on pages 25 and 93 of the Registration Statement.

Risk Factors

Our public stockholders may not be afforded an opportunity to vote on our proposed business combination, which means we may complete our initial business combination even though a majority of our public stockholders do not support such a combination, page 29

10.	We note your disclosure that there are certain circumstances which, if occurring, may not require you to seek stockholder approval of a future business combination. Please enhance your disclosure to include greater detail about the factors you will consider when determining whether to seek stockholder approval in those instances where you would not be statutorily required to do so. Explain, for example, how the timing of a proposed transaction would weigh for or against seeking shareholder approval.

Response: The Company has revised the disclosure on page 88.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares, page 39

11.	Disclose here that due to the Company’s intention to comply with the procedures set forth in Section 281(b) of the Delaware General Corporation Law, stockholders will not know at the time of dissolution the scope of potential claims against you.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on page 40 of the Registration Statement.

Management

Conflicts of Interest, page 105

12.	We note your disclosure that your officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors were to be included by a target business as a condition to any agreement with respect to your initial business combination. Discuss here and in the summary whether management expects to continue with the company following consummation of a business combination. Similarly, address how the company intends to balance the prospect of a given transaction and its merits with the possible expectation of management seeking to enter into employment contracts with a target.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on pages 5, 46 and 108 of the Registration Statement.

13.	Please specifically address the other blank check offerings that management is currently involved in. Discuss in greater detail the risk of conflicts and competition between these entities and management, and state whether management will have procedures in place to resolve conflicts of interest.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on page 108 of the Registration Statement noting that management is not currently involved in any other blank check offerings.

14.	We note your disclosure that each of your officers and directors presently has “additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity.” Please discuss in greater detail the nature of these obligations, the type of entities to which your officers or directors owe these fiduciary or contractual obligations, the number of such entities, and whether scenarios could arise whereby business opportunities may be provided to one of the other entities instead of to Leisure Acquisition Corp.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on pages 8, 82 and 109 of the Registration Statement.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3492 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Frank J. Lopez

Frank J. Lopez

cc:	A. Lorne Weil, Leisure Acquisition Corp.

Daniel B. Silvers, Leisure Acquisition Corp.

Jeffrey A. Horwitz, Proskauer Rose LLP

Daniel L. Forman, Proskauer Rose LLP

Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom LLP

Jonathan B. Ko, Skadden, Arps, Slate, Meagher & Flom LLP

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